Exhibit 99.1

AMARIN CORPORATION PLC

LONDON, United Kingdom, December 21, 2006, Amarin Corporation plc (“Amarin” or "Company") announces, in accordance with the EU Transparency Directive’s transitional provisions, that the Company’s issued share capital as of today’s date consists of 90,684,230 ordinary shares with voting rights, which represents the total number of voting rights in the Company. 200,797 of these shares are held in treasury.

This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify an interest in, or a change to an interest in, the share capital of the Company under the UK Financial Services Authority’s Disclosure and Transparency Rules.

About Amarin
Amarin is a neuroscience company focused on the research, development and commercialisation of novel drugs for the treatment of central nervous system disorders.  Amarin has a late-stage drug development pipeline.  Miraxion, Amarin’s lead development compound, is in Phase III development for Huntington’s disease, Phase II development for depressive disorders and preclinical development for Parkinson’s disease.  Amarin’s core development pipeline also includes the recently acquired global rights to a novel oral formulation of apomorphine for treating patients with advanced Parkinson’s disease.

Miraxion for Huntington’s disease is being developed under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”), has been granted Fast Track designation by the FDA and has received Orphan Drug designation in the US and Europe.

Amarin maintains its primary stock market listing in the US on NASDAQ (“AMRN”) and secondary listings in the UK and Ireland on AIM (“AMRN”) and IEX (“H2E”) respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Davy
Ivan Murphy	+353 (0) 1 6796363
Fergal Meegan

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz
Anne Marie Fields

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson
Victoria Brough

Ends.